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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          BEN & JERRY'S HOMEMADE, INC.

                           (Name of Subject Company)

                          BEN & JERRY'S HOMEMADE, INC.
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class A Common Stock Purchase Rights)

                CLASS B COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class B Common Stock Purchase Rights)

                         (Title of Class of Securities)

                                   081465106
                                   081465205
                     (CUSIP Number of Class of Securities)

                                 PERRY D. ODAK
                               PRESIDENT AND CEO
                          BEN & JERRY'S HOMEMADE, INC.
                               30 COMMUNITY DRIVE
                      SOUTH BURLINGTON, VERMONT 05403-6828
                           TELEPHONE: (802) 846-1500
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                WITH COPIES TO:
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NY 10036-6522
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) NAME AND ADDRESS. The name of the subject Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Ben & Jerry's Homemade, Inc., a corporation formed under the laws of the State of Vermont (the "Company"). The address of the principal executive offices of the Company is 30 Community Drive, South Burlington, Vermont 05403-6828. The telephone number of the principal executive offices of the Company is (802) 846-1500.

    (b) SECURITIES. The title of the class of securities to which this Statement relates is the Class A common stock, par value $.033 per share, of the Company (the "Class A Common Stock"), including the associated share purchase rights (the "Class A Rights") issued pursuant to the Rights Agreement, dated as of July 30, 1998, as amended from time to time (the "Class A Rights Agreement"), and the Class B common stock, par value $.033 per share, of the Company (the "Class B Common Stock", and together with the Class A Common Stock, the "Company Common Stock"), including the associated share purchase rights (the "Class B Rights", and together with the Class A Rights, the "Company Rights") issued pursuant to the Rights Agreement, dated as of July 30, 1998, as amended from time to time (the "Class B Rights Agreement", and together with the Class A Rights Agreement, the "Company Rights Agreements"). As of April 14, 2000, there were 6,143,539 shares of Class A Common Stock and 792,819 shares of Class B Common Stock outstanding and 1,415,523 shares of Class A Common Stock issuable upon exercise of outstanding employee stock options and warrants or other rights of the Company.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

    (b) TENDER OFFER. This Statement relates to the tender offer by Vermont All Natural Expansion Company, a corporation formed under the laws of the State of Vermont (the "Purchaser") and a wholly-owned subsidiary of Conopco, Inc., a corporation formed under the laws of the State of New York ("Conopco") and an indirect subsidiary of Unilever N.V. and Unilever PLC (collectively, "Unilever"), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser, Conopco and Unilever N.V. (the "Schedule TO"), dated April 18, 2000, to purchase all the outstanding shares of the Company Common Stock (including the associated Company Rights) at a purchase price of $43.60 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 11, 2000, among Conopco, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Vermont Business Corporations Act (the "VBCA"), the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Conopco.

    In connection with the Merger Agreement, the Company entered into a License Agreement, dated as of April 11, 2000, among the Company and Ben & Jerry's Homemade Holdings, Inc., a corporation formed under the laws of the State of Vermont and a wholly-owned subsidiary of the Company, on the one hand, and Unilever, on the other hand (as such agreement may be amended from time to time, the "License Agreement") and a Stock Option Agreement, dated as of April 11, 2000, between the Company and Conopco (as such agreement may be amended from time to time, the "Stock Option Agreement").

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    Copies of the Merger Agreement, the License Agreement and the Stock Option
Agreement (collectively, the "Transaction Agreements") are filed herewith as Exhibits (e)(1), (e)(2) and (e)(3), respectively, and are incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive offices of Conopco and the Purchaser are located at Lever House, 390 Park Avenue, New York, New York 10022 and the principal executive offices of Unilever N.V. are located at Weena 455, PO Box 760, 3000DK Rotterdam, The Netherlands.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contacts, agreements, arrangement or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Conopco, the Purchaser or Unilever, or their respective executive officers, directors or affiliates.

    THE TRANSACTION AGREEMENTS. The summaries of the Transaction Agreements and the description of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to the Transaction Agreements, which are incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS; CERTAIN OTHER ARRANGEMENTS.

    STOCK OPTIONS. The Merger Agreement provides that as soon as reasonably practicable following the date of the Merger Agreement, the Board of Directors (or, if appropriate, any committee administering the Company Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as may be required to effect the following: (a) adjust the terms of all outstanding Company Stock Options (as defined below), whether vested or unvested, as necessary to provide that each Company Stock Option (and any Company SAR (as defined below) related thereto) outstanding immediately prior to the acceptance for payment of Class A Common Stock pursuant to the Offer, including all vested and unvested Company Stock Options, shall be canceled effective immediately prior to the acceptance for payment of Class A Common Stock pursuant to the Offer, with the holder thereof becoming entitled to receive an amount in cash equal to (i) the excess, if any, of (A) $43.60 over (B) the exercise price per share of the Class A Common Stock subject to such Company Stock Option or Company SAR, multiplied by (ii) the number of Class A Common Stock for which such Company Stock Option shall not theretofore have been exercised; PROVIDED, HOWEVER, that no cash payment shall be made with respect to any Company SAR that is related to any Company Stock Option in respect of which such a cash payment is made; PROVIDED, FURTHER, that all amounts payable pursuant to this clause (a) shall be subject to any required withholding of taxes or proof of eligibility of exemption therefrom and to receipt of the written consent of the holder thereof and shall be paid at or as soon as practicable following the acceptance for payment of Class A Common Stock pursuant to the Offer, without interest; and (b) make such other changes to the Company Stock Plans as the Company and Conopco may agree are appropriate to give effect to the Offer and the Merger.

    The Merger Agreement provides that, after the Effective Time, the Company shall establish an appropriate long-term incentive plan to properly incentivize its employees.

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    "Company Stock Option" means any option to purchase Company Common Stock granted under any Company Stock Plan. "Company SAR" means any stock appreciation right or other award linked to the price of the Company Common Stock and granted under any Company Stock Plan. "Company Stock Plans" means the Company's 1995 Equity Incentive Plan, 1999 Equity Incentive Plan, 1985 Stock Option Plan, 1986 Employee Stock Purchase Plan ("1986 ESPP"), 1992 Non-Employee Directors' Restricted Stock Plan, 1995 Non-Employee Directors' Plan for Stock in Lieu of Director's Cash Retainer, all separate stock options agreements under which options were issued since January 1, 1999 and the provisions of the employment agreements for officers that include certain terms of options granted under the Company's 1985 Stock Option Plan and 1995 Equity Incentive Plan and certain separate stock option agreements entered into in 1999.

    BENEFIT PLANS. The Merger Agreement provides that except as set forth above or in the following paragraph, the Company shall maintain for a period of five years after the Effective Time the Company's benefit plans (other than equity or equity-based programs), except to the extent provided above under "Stock Options" in effect on the date of the Merger Agreement or to provide benefits to each current employee of the Company and its subsidiaries that are not materially less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement (other than equity or equity-based programs), except to the extent provided above under "Stock Options".

    As soon as practicable following the date of the Merger Agreement, the Board of Directors (or, if appropriate, any committee administering the 1986 ESPP) shall take or cause to be taken such actions as may be necessary to provide that
(i) no options shall be granted and no payroll deductions accepted after the earlier of June 30, 2000, or the date on which falls the Effective Time;
(ii) if the Effective Time falls on a date prior to June 30, 2000, the exercise date in respect of the offering (option) period under the 1986 ESPP that commenced January 1, 2000 shall be accelerated, and all unexercised rights granted in respect of such offering (option) period shall be exercised immediately prior to the Effective Time (iii) all holding periods with respect to shares under the ESPP shall be waived; and (iv) the 1986 ESPP shall terminate as of the Effective Time of the Merger.

    Six months following the Effective Time, Conopco shall make available to the Company the sum of $5 million to be distributed on a per capita basis to the then full-time employees of the Company below the Office of the Chief Executive Officer (the "OCEO") as a special bonus or, at the election of the Board of Directors, to The Ben & Jerry's Foundation, Inc. (the "Foundation").

    EMPLOYMENT/SEVERANCE AGREEMENTS. The purchase of shares of Company Common Stock pursuant to the Offer will constitute a "change of control" for purposes of the employment and severance agreements the Company has entered into with Perry D. Odak, President and CEO of the Company and Bruce Bowman, Senior Director of Operations; Charles Green, Senior Director of Sales & Distribution; Frances Rathke, Chief Financial Officer; Michael Sands, Chief Marketing Officer and certain other key employees, including all of the other officers of the Company. As a result of the "change of control", the unvested Employee Stock Options held by all officers will vest. Under the terms of the Company's 1995 Equity Incentive Plan, the Company's 1999 Equity Incentive Plan and the terms of options granted since January 1, 1999 under separate option agreements, all options thereunder will vest upon the "change of control." In addition, if Messrs. Bowman, Green and Sands, Ms. Rathke, and three other officers (but not Mr. Odak), are (1) terminated by the Company other than for cause, death or disability within the first two years following a change of control or
(2) choose to terminate for "good reason" within the first two years following a change of control, then such officers will receive increased severance equal to the sum of one and half times annual base salary plus one and a half times their 1999 cash bonuses paid in early 2000. The cash severance payable to these individuals, assuming that the Offer is consummated on May 31, 2000 and these individuals' employment were then terminated under circumstances entitling them to severance payments, would be: Mr. Bowman, $465,000; Mr. Green, $465,000;
Mr. Sands, $382,000; Ms. Rathke, $378,000 and the three other officers as a group, $890,000. Such officer also will have the right to extended health, life and other welfare benefits, including contribution to such officer's 401(k) account.

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    Mr. Odak will remain as President and CEO of the Surviving Corporation for a
transitional period of approximately six months following the merger. It is expected that Mr. Odak's employment agreement will be amended to provide for a six month term, which is renewable thereafter for the same term, and to provide for a termination payment, subject to certain conditions, upon Mr. Odak's termination or resignation. In addition, it is contemplated that certain executive officers of the Company, including Messrs. Bowman, Green, Sands and Ms. Rathke will each receive a retention bonus as an incentive to continue in their current positions with the Surviving Corporation. It is anticipated that a portion of any such retention bonus will be conditioned on the executive serving for a minimum of six months following the Effective Time, with the balance of any such retention bonus available at the end of twelve months of service following the Effective Time. The continued employment of any executive following such twelve-month period would be conditioned on such executive renegotiating certain terms of employment agreements with the Surviving Corporation.

    INDEMNIFICATION AND INSURANCE. In the Merger Agreement, Conopco and the Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (each, an "Indemnified Party") as provided in their respective articles of incorporation or by-laws shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations (PROVIDED, that in the event any claim or claims are asserted or made prior to the expiration of all applicable statutes of limitation, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims), and Conopco shall cause the Company to honor all such rights. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Conopco shall, or shall cause the Company to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith (subject to receipt by the Company of the undertaking from such Indemnified Party to repay advances if it is subsequently determined that such Indemnified Party is not entitled to indemnification). Conopco shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this paragraph. Conopco will cause to be maintained for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (such 200% amount, the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such six-year period, Conopco will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance. The Company has represented that the Maximum Premium is $228,000.

    THE SURVIVING CORPORATION BOARD. In the Merger Agreement, Conopco has agreed following the Effective Time to maintain a board of directors of the Company (the "Surviving Corporation Board") composed of (i) seven directors from among the current members of the Board of Directors and persons nominated by such continuing directors (collectively, from time to time, the "Class I Directors"), (ii) two members to be appointed by Meadowbrook Lane, Inc. ("Meadowbrook") (the "Class M Directors"), (iii) one member to be appointed by Conopco and (iv) the Chief Executive Officer of the Company following the Effective Time (the "Surviving Corporation") PROVIDED, HOWEVER, that Ineligible Directors (as defined below) may not serve on the Surviving Corporation Board. The Merger Agreement provides that the Surviving Corporation Board shall have primary responsibility with respect to the enhancement of the Social Mission Priorities (as defined below) of the Company, as they may evolve, and the preservation of

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the essential integrity of the Ben & Jerry's brand-name. Conopco shall have primary responsibility in the area of financial and operational aspects of the Surviving Corporation and in all areas not allocated to the Surviving Corporation Board. The Chief Executive Officer of the Surviving Corporation shall manage the affairs of the Company pursuant to an annual delegation of authority and within the scope of an annual business plan approved by Conopco following good faith discussions with the Surviving Corporation Board. The Chief Executive Officer of the Surviving Corporation shall be designated by Conopco, after good faith consultation with, and the participation in discussions of, the Appointment Committee of the Surviving Corporation Board (consisting of Ben Cohen and Jerry Greenfield, unless they are not directors, in which case such committee shall include one or two directors, as the case may be, from among the Class I Directors and Class M Directors). The Merger Agreement provides that the Company Charter and Company By-laws shall be amended to the extent necessary to implement the foregoing.

    As of the date of this Statement, individual directors have not made a decision as to whether such individual director will elect to serve on the Surviving Corporation Board as a Class I Director, except that Henry Morgan presently does not intend to continue as a director of the Surviving Corporation. It is expected that the Surviving Corporation Board will continue to be compensated at levels consistent with such compensation applicable to the Board of Directors.

    INELIGIBLE DIRECTORS. Conopco has acknowledged in the Merger Agreement that no Ineligible Director is acting as a representative of the Company in connection with the Transaction Agreements and the transactions contemplated thereby and that any action or failure to act on the part of any Ineligible Director shall not be deemed to be an action or failure to act on the part of the Company, except to the extent that such Ineligible Director's action or failure to act is taken under the instruction of, or with the cooperation or the concurrence of, the Board of Directors. The Merger Agreement defines an "Ineligible Director" as any member on the Board of Directors on the date of the Merger Agreement who (i) fails to tender his or her shares of Company Common Stock pursuant to the Offer, (ii) makes any public statement disparaging Unilever, Conopco, the Company, any Transaction Agreement or any transaction contemplated thereby, (iii) takes any action that, but for the preceding sentence would constitute a breach of the Merger Agreement by the Company or
(iv) takes any other action which is intended to cause any transaction contemplated thereby to fail to be completed.

    OPERATIONS OF THE SURVIVING CORPORATION. The parties have agreed in the Merger Agreement that the Surviving Corporation will not initiate any material headcount reductions for two years following the Effective Time and to maintain for at least five years its corporate presence and substantial operations in Vermont. In addition, the parties have agreed to continue the Company's liveable wage policy following the Effective Time and that a significant amount of the incentive-based compensation of members of the OCEO shall be based on the social performance of the Surviving Corporation.

    SOCIAL MISSION. The parties have agreed in the Merger Agreement that the Surviving Corporation Board will have primary responsibility for preserving and enhancing the objectives of the historical social mission of the Company as they may evolve from time to time consistent therewith (the "Social Mission Priorities"). The Company and Conopco also have agreed that following the Effective Time, they will work together in good faith to develop a set of social metrics to measure the social performance of the Surviving Corporation. The parties also have agreed that the Surviving Corporation will seek to have the rate of increase of such social metrics exceed the rate of increase of sales. The parties have agreed in the Merger Agreement that the Surviving Corporation will establish a new product development unit responsible for special products to be headed by Ben Cohen for so long as he is an employee of the Surviving Corporation.

    The parties have agreed in the Merger Agreement that the Surviving Corporation will establish a social venture fund (the "Social Venture Fund") and agreed to fund such entity pursuant to an agreement to be made between the Surviving Corporation and the Foundation after the Effective Time on such terms and conditions as they and a committee of the Surviving Corporation Board that shall oversee the Social Venture Fund (the "Social Venture Committee") shall approve to provide venture financing to (i) vendors owned by women, minorities or indigenous people, (ii) vendors which give priority to a social change

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mission, and (iii) such other third-party entrepreneurial businesses within the scope of the Company's social mission priorities. The Company shall make available to the Social Venture Fund an aggregate amount of $5 million. The terms of any agreement relating to the Social Venture Fund shall limit the financial responsibility of the Surviving Corporation to the foregoing cash contributions.

    THE FOUNDATION. The parties have also agreed to continue following the Effective Time the Company's practice of making charitable contributions by making contributions, for a minimum of ten years, of $1.1 million per year adjusted annually (i) by multiplying such amount by the ratio of the U.S. Producer Price Index for the month of December of the year in which the determination is made to the U.S. Producer Price Index for December 1999 and
(ii) by multiplying the product of such calculation by the ratio of the equivalent gallon sales of frozen dessert products bearing the Ben & Jerry's brand-name sold by any person in such year to the equivalent gallon sales of such products sold in 1999; PROVIDED, HOWEVER, that such ratio shall never be less than one. The Surviving Corporation Board shall have the responsibility for allocating annual contributions among the Foundation, local community charitable initiatives with the support and oversight of employee Community Action Teams and charitable institutions selected by the OCEO. The Surviving Corporation Board may allocate a portion of such contributions to the Foundation so long as
(i) the Foundation does not significantly change its charitable purpose,
(ii) none of the trustees of the Foundation disparages the Surviving Corporation, its products or its management and (iii) any replacement or additional trustee of the Foundation is reasonably satisfactory to Conopco. After such ten-year period, the Surviving Corporation shall continue to make contributions as calculated in accordance with the first sentence of this paragraph unless the activities and performance of the Foundation cease to be reasonably acceptable to Unilever, and provided that the Foundation meets the other requirements set out in the previous sentence.

    THIRD-PARTY BENEFICIARIES. The Transaction Agreements are not intended to confer upon any person other than the parties any rights or remedies, except that (i) provisions discussed under the headings Stock Options, Benefit Plans, Employment/Severance Agreements, Indemnification and Insurance, and The Foundation are enforceable by the parties thereto; (ii) provisions discussed under the headings Operations of the Surviving Corporation and Social Mission are enforceable by Henry Morgan and Jeffrey Furman, members of the Board of Directors, acting jointly; and (iii) provisions discussed under the heading The Surviving Corporation Board are enforceable by nominees thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting held on
April 11, 2000, the Board of Directors of the Company (the "Board of Directors")
(i) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company shareholders,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) determined to recommend that the Company shareholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

    (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION; OPINION OF GORDIAN GROUP, L.P.

    BACKGROUND

    On August 4, 1999, a representative of Gordian Group, L.P. ("Gordian"), the Company's financial advisor, returned a telephone call from Unilever's financial advisor pertaining to Unilever's general interest in a business combination with the Company. Prior to that call, Mr. Odak had been contacted from time to time by various parties interested in business transactions with the Company. Mr. Odak was contacted during the summer of 1999 by representatives of Unilever pertaining to Unilever's general interest in a business combination with the Company, in response to which Mr. Odak requested, in light of the nature of that contact, that the substance of such general interest on the part of Unilever be set forth in writing and delivered to the Company. In addition, in early 1998 Dreyer's Grand Ice Cream, Inc.

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("Dreyer's") made overtures to Messrs. Cohen and Greenfield to obtain their support for an offer that Dreyer's would make to acquire the Company. Messrs. Cohen and Greenfield rejected these overtures.

    On or about August 18, The Pillsbury Company ("Pillsbury"), one of the Company's two principal distributors along with Dreyer's, advised Mr. Odak of the formation of Ice Cream Partners USA LLC, an ice cream joint venture of Pillsbury and Nestle, USA ("Nestle") ("Ice Cream Partners").

    During the remainder of August, the Company reviewed the impact of the formation of Ice Cream Partners on the Company and, on August 31, representatives of the Company met with representatives of Dreyer's to explore the possibility of a distribution joint venture relating to the U.S. out-of-home market (i.e., non-grocery store distribution) between Dreyer's and the Company.

    On September 8, the Company received a letter from Conopco that expressed Unilever's general interest in a possible business combination between Unilever and the Company but did not specify a proposed value for the Company.

    On September 12 and September 13, the Board of Directors held a retreat during which the Board of Directors discussed the Unilever expression of interest of September 8 and management's analysis of the potential impact of the formation of Ice Cream Partners on the ice cream industry and the distribution arrangements available to the Company. The Board of Directors authorized
Mr. Odak and the Company's senior management to continue or commence discussions with both Dreyer's and Conopco.

    During the period from the latter part of September through October, the Company met separately with Dreyer's and Unilever to discuss possible transactions. The Dreyer's discussions focused on a possible distribution joint venture, with discussion of related changes to the existing grocery trade distribution agreement between the two companies. The Unilever discussions focused on the September 8 letter from Unilever and transactions in which Unilever might be interested, including a business combination between the Company and Unilever and possible distribution joint ventures between the Company and Unilever or among the Company, Unilever and Dreyer's.

    On October 19, the Board of Directors held a meeting in which it reviewed the status of the Unilever and Dreyer's discussions, the Company's distribution issues, including those relating to Ice Cream Partners, and the ability of the Company to maintain its independence given the significance of the Company's distribution issues and changes in the ice cream industry.

    At the end of October, the Company's senior management concluded that a distribution joint venture with Dreyer's was not economically feasible and briefly explored with Dreyer's whether Dreyer's had an interest in starting discussions regarding a possible business combination between the two companies. Dreyer's did not express an interest in commencing such discussions on a basis satisfactory to the Company.

    The Company continued discussions with Unilever until October 28, when Unilever indicated that it was not interested in pursuing further discussions concerning a distribution joint venture but remained interested in exploring a business combination with the Company.

    On November 4, the Company's senior management and other representatives met with Unilever's representatives to discuss a structure proposed by Unilever for a possible cash acquisition by Unilever of the Company and certain other related matters. Discussions were held between representatives of Unilever and the Company throughout the remainder of November concerning the possible terms of the acquisition and the subject of the autonomy of the Company as a wholly-owned subsidiary within the Unilever corporate structure following such an acquisition, including discussions of draft agreements relating to the proposed acquisition proposed by Unilever. At a meeting on November 30, representatives of Unilever suggested a cash price for the acquisition of $33.00 to $35.00 per share.

    On November 17, the Company received a letter from Roncadin, S.p.a. ("Roncadin") which proposed a cash acquisition of the Company by Roncadin at a price per share of $32.00 to $35.00. During the remainder of November until December 3, when Roncadin advised the Company that it did not intend to pursue an acquisition of the Company, there were discussions between representatives of the Company and Roncadin concerning this proposal and Roncadin's related due diligence requirements. An advisor to Roncadin also contacted the Company in early January to determine the Company's willingness to pursue acquisition discussions with Roncadin on an exclusive basis, which the Company declined to do.

    On November 18, the Board of Directors met and reviewed the status of the Unilever, Roncadin and Dreyer's discussions and matters relating to the continued independence of the Company.

    On November 30, the Company received a letter from Dreyer's proposing commencement of discussions of a strategic merger between the two companies or, if this was not of interest to the Company, renewal of discussions regarding a possible distribution joint venture or other arrangement.

    On December 1, the Board of Directors received presentations relating to the status of discussions with Dreyer's, Unilever and Roncadin. At the same meeting, the Board of Directors authorized a Special Committee of the Board of Directors with two members (the "Two Member Special Committee") to engage advisors to assist the Two Member Special Committee in exploring alternatives which might permit the Company to remain independent. Throughout the months of December and January, the Two Member Special Committee, working with its various advisors, reviewed alternatives that included the Company remaining independent under a revised business plan or pursuing acquisitions of other companies with complementary businesses and social missions.

    Also on December 1, in response to heavy trading and a significant price increase in the Class A Common Stock traded on NASDAQ, the Company prepared a press release that was issued the next morning indicating that it had received indications of interest to acquire the Company at prices significantly above the previous day's closing price of $21.00. The press release indicated that each of the indications of interest was subject to conditions and that the indications were being considered by the Board of Directors. The press release noted that no decision had been made by the Board with respect to any of the indications of interest or as to any sale of the Company, and that no implications should be drawn from the press release as to what definitive decision would be reached by the Board after it had concluded its deliberations or as to the timing of any decision.

    In early December, Dreyer's proposed to the Company a strategic merger in which the Company Common Stock would be exchanged for Dreyer's common stock at an exchange ratio that would value the shares of Company Common Stock at $31 per share and would value the shares of common stock of Dreyer's at the average price over a specified trading period preceding execution of the merger agreement. From time to time from early December through February 1, representatives of the Company met with representatives of Dreyer's to discuss the terms of a proposed strategic merger between the two companies, including draft agreements proposed by Dreyer's, and to conduct reciprocal due diligence investigations of the two companies. There were also discussions during this period between representatives of Unilever and the Company concerning Unilever's continued interest in acquiring the Company.

    In early December, the Company entered into an agreement with Pillsbury, a subsidiary of Nestle and Ice Cream Partners to assign to Ice Cream Partners, and amend in certain respects, the existing distribution agreement between the Company and Pillsbury.

    On December 8, the Company sent a letter to Pillsbury temporarily lowering the standstill provisions of the distribution agreement between the two companies to allow Pillsbury to express any interest it may have in a transaction between Pillsbury and the Company. Pillsbury did not communicate any such indication of interest.

    On December 15, the Board of Directors authorized a second Special Committee of the Board of Directors consisting of four members (the "Four Member Special Committee"), among other reasons, to review indications of interest and offers to acquire the Company and other strategic alternatives that might be available to the Company.

    On January 25 and 26, the Company received letters from Unilever reiterating Unilever's interest in a business combination and outlining Unilever's proposed terms. Representatives of Unilever also communicated to representatives of the Company a cash price of $36.00 per share.

    Also on January 26, following discussions with the Two Member Special Committee, Chartwell Investments II LLC ("Chartwell") and Meadowbrook made separate proposals to the Company, each of which was subject to an extended due diligence period and financing contingencies and each of which proposed negotiations with the Company on an exclusive basis. The Chartwell proposal contemplated a $30-50 million convertible preferred equity investment in the Company by Chartwell, with Chartwell obtaining majority representation on the Board of Directors. The Meadowbrook proposal contemplated an acquisition of a majority ownership interest in the Company by a tender offer to the Company's shareholders.

    On January 27, the Board of Directors held a meeting. Following a discussion of the Unilever, Dreyer's, Chartwell and Meadowbrook proposals, the Board voted by majority action to proceed with negotiations with Dreyer's on a strategic merger or alternative transaction in which the Company would remain independent. Thereafter, representatives of the Company notified Dreyer's of the decision, including the fact that neither Mr. Cohen nor Mr. Greenfield would agree to support an acquisition of the Company by Dreyer's as shareholders or agree to be neutral in any public statements they might make about any transaction with Dreyer's. Representatives of the Company also notified representatives of Unilever, Chartwell and Meadowbrook that their proposals had not been approved by the Board of Directors.

    On January 28, the Company received a letter from Unilever indicating that it had increased its cash offer to acquire the Company to $40.00 per share, but was also interested in exploring alternatives to a full acquisition of the Company.

    On January 31 and February 1, representatives of the Company met with representatives of Dreyer's to proceed to negotiate the terms of the agreements providing for the strategic merger with Dreyer's that had been proposed by Dreyer's. In these meetings, representatives of the Company emphasized again the fact that any agreements would need to take account of the fact that neither
Mr. Cohen nor Mr. Greenfield would agree to support an acquisition of the Company by Dreyer's as shareholders or agree to be neutral in any public statements they might make about any transaction with Dreyer's. There were also discussions of distribution arrangements and other potential transactions in which the Company would remain independent. On February 2, Dreyer's submitted for consideration by the Board of Directors a proposal for a strategic merger that valued the Company Common Stock at $31.00 per share but did not directly address the issues raised by the Company concerning the expressed positions of Messrs. Cohen and Greenfield.

    Beginning on February 2 and continuing through early March, representatives of the Company met with representatives of Unilever to discuss a possible transaction in which Unilever would acquire up to a 20% equity stake in the Company either directly from the Company or from its shareholders at $32 per share, would enter into an exclusive license of the Ben & Jerry's trademarks and related intellectual property rights for the manufacture and sale of ice cream products having super premium status outside the U.S. and enter into a joint venture to address the Company's and Unilever's distribution requirements in the U.S. out-of-home market for frozen desserts. Throughout this period, the Board of Directors held several meetings to review the status of these negotiations as well as other alternatives available to the Company.

    On February 4, the Company received a proposal from Meadowbrook which contemplated a leveraged recapitalization of the Company in which an investor group led by Meadowbrook and Chartwell would acquire for $32 per share all of the outstanding shares of Company Common Stock, other than shares representing $12 million in value, which would be "rolled over" into equity of the acquiring Company. This proposal was subject to an extended due diligence period and financing contingencies and proposed negotiations with the Company on an exclusive basis. Following a Board meeting on February 7, the Company responded that it would not accept the proposal but would continue to work with the investor group on a non-exclusive basis if the investor group wanted to improve its proposed price and resolve the various contingencies to its proposal.

    On March 7, the Company received from Meadowbrook a proposal pursuant to which Meadowbrook would make a $25-40 million convertible preferred investment in the Company and would have the right to designate 20% of the members of the Board of Directors and voting rights on other matters submitted to shareholders.

    On March 9, the Board of Directors held a meeting at which the Board determined not to pursue further the negotiations with Unilever concerning the proposed Unilever minority equity investment, international exclusive license and U.S. distribution joint venture. Following this determination, no further discussions were held between the parties concerning this proposed transaction.

    Following the March 9 meeting of the Board of Directors and continuing until early April, representatives of the Company held a series of discussions with representatives of Unilever and Meadowbrook (and in certain cases Chartwell) to determine the feasibility of a transaction in which the Company would be acquired by an investor group with a $25-50 million equity investment by Meadowbrook, at least $25-40 million in value of shares of Company Common Stock being "rolled over" by existing shareholders, including Messrs. Cohen and Greenfield, who would agree to meet this "roll over" commitment to the extent that other shareholders elected not to do so, and with a common equity investment by Unilever of 28% and a convertible preferred equity investment and secured loans by Unilever sufficient to provide all additional financing. Although Chartwell was involved in certain of these discussions, it ultimately determined not to participate as part of the investor group.

    These discussions resulted in a proposed acquisition of the Company by the investor group including Unilever and Meadowbrook at $38.00 per share in which Mr. Cohen (but not Mr. Greenfield) would agree to "roll over" at least
$25 million in value of his shares. This proposed acquisition was approved in principle by majority action of the Board of Directors on March 23, subject to completion of the necessary agreements, including resolution of a number of significant issues, for presentation to the Board of Directors for subsequent definitive action. Negotiations concerning this proposed transaction recommenced the following week and continued through April 2, but a number of significant structural and other issues remained unresolved among the parties.

    On March 28 and again on March 30, the Company received letters from Dreyer's indicating that it remained interested in a possible transaction with the Company. On March 29 and again on March 31 following a conference call among members of the Board of Directors, the Company sent letters to Dreyer's indicating that if Dreyer's had any specific terms to communicate that were different from its February 2 proposal, then it should do so.

    On March 29, an article was published in THE NEW YORK TIMES, which prompted a Company press release, reporting that there were ongoing discussions between representatives of the Company, Unilever, Meadowbrook and Mr. Cohen, and that a "going private" transaction had been presented to the Board of Directors on March 23.

    On April 2, the Company received a response from Dreyer's to the Company's March 31 letter proposing an exchange ratio of 1.5 shares of Dreyer's stock for each share of Company Common Stock, with a collar that capped the maximum value at $40.00 per share and held the minimum value at $35.00 per share.

    On April 3, following discussions among the Company's legal advisors and the legal advisors to certain of the individual members of the Board of Directors, a telephone call was placed to Unilever's legal advisor indicating that, because of a development, the proposed transaction among Unilever, Meadowbrook and Mr. Cohen would likely no longer receive majority support by the Board of Directors at the proposed price of $38.00 per share of Company Common Stock.

    On April 5, the Board of Directors held a meeting at which it was determined that best and final offers should be requested from Unilever, Dreyer's and, should they determine to continue to work together, the investor group of Unilever, Meadowbrook and Mr. Cohen, for consideration at a meeting of the Board of

Directors to be held on April 11. As had been the case at many of the meetings of the Board of Directors beginning in the fall of 1999, presentations were made to the Board of Directors by the Company's financial and legal advisors. Representatives of Unilever, Dreyer's, Meadowbrook and Mr. Cohen were promptly advised of this determination and told that the forms of agreements proposed would need to be submitted by April 10.

    On April 6 and again on April 8, representatives of the Company met with representatives of Unilever to discuss the forms of agreements for Unilever's acquisition proposal and to update Unilever's due diligence on the Company. Also on April 6, the representatives of the Company were advised that the investor group of Unilever, Meadowbrook and Mr. Cohen would not be continuing to work together to make an acquisition proposal.

    On April 7, representatives of the Company met with representatives of Dreyer's to discuss the forms of agreements for Dreyer's strategic merger proposal and to update due diligence.

    On April 10, management of the Company and the members of the Board of Directors became aware that three purported class action law suits had been filed against the Company and the members of the Board of Directors alleging, among other things, that the directors had breached their fiduciary duties in connection with the proposed transaction with Unilever, Meadowbrook and Mr. Cohen, as more fully described in Item 8 of this Statement.

    On April 10, the Company notified Unilever and Dreyer's that the forms of the proposed merger agreements should be submitted to the Company by that evening but that the financial terms of their proposals could be submitted at the presentations to be made by them at the April 11 meeting of the Board of Directors. Later that evening, each of Unilever and Dreyer's submitted their proposed forms of agreements.

    In the morning of April 11, the Board of Directors met and received separate presentations from each of Dreyer's and Unilever concerning their proposals and discussed various matters relating to these presentations with the representatives of Dreyer's and Unilever. At this meeting, Unilever increased the cash price per share offered to $43.60 and offered various financial and other commitments, including commitments for the benefit of the Company's employees and the Foundation. Also at this meeting, Dreyer's increased its proposed exchange ratio to 1.6 shares of Dreyer's common stock for each share of Company Common Stock (but without a collar) and offered certain other commitments. Following discussion among the members of the Board of Directors and the presentations from the Company's financial and legal advisors, the Board of Directors determined by unanimous consensus with all directors present that the acquisition proposal from Unilever should be approved provided that various issues in the proposed agreements could be satisfactorily resolved with Unilever. Following discussions between representatives of the Company and Unilever at which these issues were resolved, the Board of Directors reconvened later that afternoon after a recess with all present but Mr. Cohen, who had left to fulfill a speaking engagement, and unanimously approved by the vote of all those present the terms of Unilever's proposed acquisition, subject to completion, in a manner satisfactory to the officers authorized to act by the Board, of the negotiations between representatives of the Company and Unilever concerning the definitive agreements.

    Following further discussions among representatives of the Company and Unilever to complete the definitive agreements, the parties executed the Transaction Agreements. On the morning of April 12, Unilever and the Company issued a joint press release announcing the transaction which is included as Exhibit (a)(3) hereto, and incorporated herein by reference.

    On April 18, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    REASONS FOR THE COMPANY BOARD'S RECOMMENDATIONS; FACTORS CONSIDERED

    In approving the Transaction Agreements and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Board of Directors considered a number of factors including:

1. The historical market prices, price to earnings ratios, EBITDA and other multiples, recent trading activity and trading range of the Company Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 25% over the $34 15/16 closing price of the Company Common Stock on NASDAQ on April 11, 2000, the last full trading day prior to the announcement of the Offer and the Merger, (ii) a premium of approximately 115% over the $20 1/4 closing price of the Company Common Stock on NASDAQ on August 4, 1999, the date on which the investment banker for Unilever discussed with the Company's financial advisor Unilever's interest in a business combination with the Company and (iii) a premium of approximately 176% over the $15 13/16 closing price of the Company Common Stock on NASDAQ on November 9, 1999, the date in 1999 on which the shares of the Company Common Stock had their lowest closing price.

2. The financial condition, results of operations and cash flows of the Company, including the Company's prospects as an independent company in light of its dependence on significant competitors to distribute the Company's products and increased competition levels in the ice cream industry.

3. The fairness opinion of Gordian rendered at the meeting of the Board of Directors held on April 11, 2000 as well as the valuation analyses performed by Gordian and presented to the Board of Directors. The full text of the written opinion dated as of April 11, 2000 of Gordian, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of shares of Company Common Stock are urged to read such opinion carefully in its entirety.

4. The results of the discussions with Dreyer's, Chartwell, Roncadin, Meadowbrook and others regarding a possible strategic alliance, partnership, business combination, acquisition, leveraged recapitalization, leveraged buyout, or similar transaction with the Company and the results of the exploration by the Company, including consultants engaged by the Company, of possible strategic alliance or "stand alone" opportunities for the Company as an ongoing independent, publicly held corporation.

5. The fact that since the Company announcement on December 2, 1999 that it had received several indications of interest in acquiring the Company and subsequent publicity in newspaper articles, no other party had presented the Company with an acquisition proposal that, taken as a whole, would be more favorable to the Company and its shareholders than the Offer and the Merger or that would be as certain to be consummated within the same time frame as the Offer and the Merger.

6. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Company Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Company Common Stock.

7. The fact that Conopco's and the Purchaser's obligations under the Offer are not subject to any financing condition and the financial strength of Unilever.

8. The limited ability of Conopco or the Purchaser to terminate the Offer or the Merger Agreement.

9. The fact that, pursuant to the Merger Agreement, the Company and its representatives may not (i) furnish to a third party who has submitted an unsolicited Company Takeover Proposal (as defined in the Merger Agreement) (a "Third Party Acquirer") information concerning the Company's business properties or assets, or (ii) participate in discussions or negotiations with such Third Party

    Acquirer concerning an unsolicited Company Takeover Proposal, unless in each case (A) the Board of Directors reasonably determines, after consultation with its financial advisor and counsel that such Company Takeover Proposal is a Superior Company Proposal (as defined in the Merger Agreement), and
    (B) the Board of Directors determines in good faith (based on the advice of its financial advisor and counsel) that it is required to take such actions in order to discharge properly its fiduciary duties.

10. The fact that, pursuant to the Merger Agreement, the Board of Directors has the right, prior to the purchase of shares of Company Common Stock pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Company Proposal, if (i) the Board of Directors has determined, based upon the advice of legal counsel, that it is required to accept such proposal to discharge properly its fiduciary duties under applicable law,
    (ii) the Company gives Conopco five business days advance notice of the Company's intention to accept such Superior Proposal, and (iii) the Company, prior to termination, pays to Conopco a $11.4 million termination fee.

11. The fact that a business combination with Conopco does not currently address the Company's reliance on certain competitors, including Dreyer's and Ice Cream Partners, for distribution of the Company's products in the United States.

12. That, while the Offer gives the Company shareholders the opportunity to realize a premium over the price at which the shares of Common Stock traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Company shareholders to participate in any future growth in the profits and equity valuation of the Company or, if the Dreyer's transaction had been approved and competed, in any future growth in the profits and equity valuation of the combined Company and Dreyer's.

13. Conopco's commitment to sign on, enthusiastically, to pursue and expand the social mission of the Company.

14. The composition of the Board of Directors of the Surviving Corporation, including majority representation by continuing directors of the Company or their designees and representation of the socially responsible investment community by Meadowbrook.

15. The power of the Board of the Surviving Corporation to oversee the social mission of the Company and the "essential integrity of the Ben & Jerry's brand."

16. The commitment of Conopco to provide to the Foundation at the time of completion of the Merger $5 million and to also fund the Foundation at a minimum level of $1.1 million (as indexed) per year for ten years.

17. The commitment of Conopco to make available to the Surviving Corporation six months following the time of completion of the Merger a $5 million employee special bonus to be available to full-time employees of the Company on a per capita basis below the OCEO or, at the election of the Board of Directors, to the Foundation.

18. The commitment of Conopco to create and fund the Social Venture Fund in a foundation independent of the Foundation and the Surviving Corporation with aggregate funding of $5.0 million to provide venture financing to
    (i) vendors owned by women, minorities or indigenous people, (ii) vendors which give priority to a social change mission, and (iii) such other third party entrepreneurial businesses within the scope of the Company's Social Mission Priorities, disbursement of the funds to be directed by the Social Venture Committee to be designated by Mr. Cohen and another member of the Surviving Corporation Board.

19. The commitment of Conopco to not make a material headcount reduction for two years, to maintain employee benefits at a level not materially less favorable in the aggregate than those currently offered by the Company for five years, to honor all employment, severance, termination, consulting and retirement agreements, to establish an appropriate long-term incentive plan to properly incentivize the Company's employees, to maintain the Company's "livable wage" policy, to tie a significant amount of management incentive-based compensation to the Company's social performance and to maintain its corporate presence and substantial operations in Vermont for at least five years.

20. The commitment of Conopco to indemnify the Board of Directors against all claims made within the applicable statute of limitations, subject to limitations under Vermont law.

21. The provision of third party beneficiary enforcement rights on behalf of the intended beneficiaries of specified provisions to two current members of the Board of Directors.

22. The benefit to the State of Vermont and the local communities where the Company operates of continued operations by the Surviving Corporation in the State of Vermont.

23. The benefit to the suppliers of the Company, including the St. Albans Cooperative Creamery, of the intention of the Surviving Corporation to continue using such suppliers.

24. The benefits to franchisees of the Company and consumers of the Company's products of the Surviving Corporation Board having power over the social mission of the Company and the essential integrity of the Ben & Jerry's brand.

25. The preferences of the Co-Founders of the Company, Messrs. Cohen and Greenfield, for the Company to have remained independent.

26. The preferences of the Company's management regarding the future direction of the Company.

    The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

    In connection with the announcement of the transaction, Messrs. Cohen and Greenfield made the following statement:

       "Neither of us could have anticipated, twenty years ago, that a major multinational would some day sign on, enthusiastically, to pursue and expand the social mission that continues to be an essential part of Ben & Jerry's and a driving force behind our many successes. But today, Unilever has done just that. While we and others certainly would have preferred to pursue our mission as an independent enterprise, we hope that, as part of Unilever, Ben & Jerry's will continue to expand its role in society."

The following day Mr. Cohen also issued the following additional statement:

       "Once in a while you get shown the light, In the strangest of places if you look at it right."--"Scarlet Begonias" by the Grateful Dead.

       "Under this new arrangement, Ben and Jerry's will be independently operated, our values will continue and we hope our efforts to make positive change will even expand. Unilever has contractually agreed to increasing socially beneficial activities as a percentage of sales--every year. Ben and Jerry's will be doing more good than it does today.

       "Specifically, Unilever supports Ben & Jerry's maintaining our Vermont employment and manufacturing base, paying our workers a livable wage with complete benefits, buying our milk from Vermont family-farmers who agree not to use growth hormones on their cows, contributing 7.5% of pre-tax profits to the Company's philanthropic Foundation, and opening more PartnerShops owned by non-profit organizations that provide job training and employment opportunities to disadvantaged people.

       "To maintain and build that social mission, I'll continue to work with Ben & Jerry's to develop new products which will be manufactured by businesses owned by minorities, low income people and non-profits. Unilever has committed at least $5 million to help finance these new social ventures. With these new products and the distribution avenues available through Unilever, the ability of Ben & Jerry's to benefit the community will increase.

       "And Unilever has agreed to a social audit of their worldwide operations. They've made concrete progress in the past on environmental values, and social responsibility is the next frontier.

       "While I would have preferred for Ben & Jerry's to remain independent, I'm excited about this next chapter in the life of the business, and look forward to using the power of Ben & Jerry's to benefit our customers, employees, Scoop Shop owners, suppliers and neighbors."

    (c) INTENT TO TENDER. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer, or (ii) vote all shares of Company Common Stock held of record or beneficially by them for the approval and adoption of the Merger Agreement except that Mr. Cohen has not decided whether to tender his shares and has not decided how he will vote his shares. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to letter agreements dated August 25, 1999 and March 3, 2000, the Company formally retained Gordian to act as its financial advisor in connection with one or more financial transactions, including a possible acquisition, sale, merger, joint venture or business combination, and to render an opinion to the Board of Directors regarding the fairness, from a financial point of view, to the holders of the Company Common Stock. The Board of Directors retained Gordian based upon Gordian's qualifications, experience and expertise. Gordian is a nationally recognized investment banking and advisory firm. Gordian, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with various transactions and for corporate and other purposes. Gordian and one of its officers hold equity securities of the Company, including Company Common Stock and a warrant to purchase shares of Company Common Stock. Gordian has had, and continues to have, significant business relationships with Mr. Odak. Moreover, in the ordinary course of business, Gordian has had or may have dealings with certain other holders of the Company's securities, in matters unrelated to the Company. Gordian has and has had numerous clients in a wide variety of industries. It is possible that some of these past or present Gordian clients may have some connection to the Company or to holders of its securities.

    Pursuant to the Gordian engagement letters (including an earlier advisory agreement, dated August 1, 1997), the Company agreed to pay Gordian advisory fees consisting of both warrants to purchase 125,000 shares of Class A Common Stock at $14.00 per share and cash fees. Gordian has received the warrants, which have fully vested, and prior to delivering its opinion, Gordian received cash fees aggregating approximately $630,000. Gordian will receive a cash opinion fee of $400,000. Gordian also will receive a net additional cash fee of approximately $3,000,000, if the Company consummates the transaction described in this Statement. The Company has also agreed to reimburse Gordian for certain costs and expenses. In addition, the Company has also agreed to indemnify Gordian against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Gordian's engagement or, if such indemnification is unavailable to Gordian or insufficient to hold it harmless, then the Company has agreed to contribute to the amount paid or payable by Gordian as a result of such occurrence.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    THE COMPANY RIGHTS AGREEMENTS. Each Company Right issued pursuant to the Company Rights Agreements entitles the registered holder thereof to purchase one share of Class A Common Stock, in the case of the Class A Rights Agreement, or Class B Common Stock, in the case of the Class B Rights Agreement, at an exercise price of $80.00 per share, subject to adjustment. On (1) the earlier of
(a) the 10th business day following a public announcement that a person or group of affiliated or associated person (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or an executive officer of the Company has such knowledge or (b) the 10th business day following the commencement of, or announcement of intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person or (2) such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person (the later of such dates being the "Distribution Date"), the Company Rights become exercisable and trade separately from the Company Common Stock. After the Distribution Date, each holder of each of the Company Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one share of Company Common Stock, such number of shares of Company Common Stock as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of shares of Company Common Stock for which Company Rights were or would have been exercisable immediately prior to the first occurrence of any such event whether or not the Company Rights were then exercisable, and dividing that product by 50% of the current market price per share of the Company Common Stock. The Company Rights may be redeemed at a price of $.01 per Company Right at any time prior to a person becoming an Acquiring Person.

    The Company and the Rights Agent under the Company Rights Agreements amended the Company Rights Agreements as of April 11, 2000 to provide, among other things, that Conopco and its affiliates will not be considered an Acquiring Person under the Company Rights Agreements solely to the extent that Conopco becomes the beneficial owner of 15% or more of the shares of the Company Common Stock by reason of the consummation of the transactions contemplated by the Merger Agreement, which provision will not survive if the Merger Agreement is terminated in accordance with its terms. In addition, the Board of Directors voted on April 11 to provide that the "Distribution Date" shall be such date as later may be determined by the Board of Directors, provided that, so long as Conopco and its affiliates are the only Acquiring Person, such date shall not be before the termination of the Merger Agreement.

    SHAREHOLDER LITIGATION. The Company and the members of the Board of Directors have been named in three purported class action suits in connection with the proposed transaction with Unilever, Meadowbrook and Mr. Cohen, which was never approved by the Board of Directors. The first purported class action was filed by Lisbeth Greenfeld and Howard Weisburgh as custodian for Rachel Weisburgh and alleges that the Board of Directors breached its fiduciary duties in connection with the proposed "going private" transaction by failing to disclose information as to the value of the Company as well as alleging violations of the Vermont Consumer Fraud Act (the "VCFA"). The second purported class action was filed by Barry Wohl as custodian for Rebecca Wohl and Alyssa Wohl and contains the same allegations as the Greenfeld class action described above. The third class action was filed by James Georgetti and alleges that the Board of Directors in "approving" the "going private" transaction engaged in self-dealing and breached their fiduciary duties as well as violating the VCFA. All of these actions seek injunctive relief and monetary damages. In view of the fact that the proposed "going private" transaction was never definitively approved by the Board of Directors and is not being pursued, the Company believes that these allegations are unfounded and it intends to vigorously defend all of these actions.

    SECTION 14(F) INFORMATION STATEMENT. The Information Statement attached at Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

ITEM 9. EXHIBITS.

    The following Exhibits are filed herewith:

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(1)                  Letter to Shareholders of the Company, dated April 18, 2000.

(a)(2)                  Opinion of Gordian Group, L.P., dated April 11, 2000
                        (included as Annex A to this Statement).

(a)(3)                  Joint Press Release issued by Unilever and the Company on
                        April 12, 2000 (incorporated by reference to Exhibit 99 of the Schedule TO filed by Unilever, Conopco and the Purchaser on April 12, 2000).

(a)(4)                  Sections 12 and 14 of the Offer to Purchase dated April 18,
                        2000 (incorporated by reference to Exhibit (a)(1) of the
                        Schedule TO filed by Unilever, Conopco and the Purchaser on
                        April 18, 2000).

(e)(1)                  Agreement and Plan of Merger, dated as of April 11, 2000,
                        among Conopco, the Purchaser and the Company (incorporated by reference to Exhibit (2)(b) of the Schedule 13D filed by
                        Unilever, Conopco and the Purchaser on April 18, 2000).

(e)(2)                  License Agreement, dated as of April 11, 2000, among the
                        Company, a subsidiary of the Company and Unilever
                        (incorporated by reference to Exhibit (d)(2) of the Schedule
                        TO filed by Unilever, Conopco and the Purchaser on April 18,
                        2000).

(e)(3)                  Stock Option Agreement, dated as of April 11, 2000, between the Company and Conopco (incorporated by reference to
                        Exhibit (2)(c) of the Schedule 13D filed by Unilever,
                        Conopco and the Purchaser on April 18, 2000).

(e)(4)                  Confidentiality Agreement, dated September 27, 1999, between
                        Conopco and the Company (incorporated by reference to
                        Exhibit (d)(4) of the Schedule TO filed by Unilever, Conopco and the Purchaser on April 18, 2000).

(e)(5)                  The Information Statement of the Company, dated April 18,
                        2000 (included as Annex B to this Statement).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       BEN & JERRY'S HOMEMADE, INC.

                                                       By:  /s/ PERRY D. ODAK
                                                            -----------------------------------------
                                                            Name: Perry D. Odak
                                                            Title: President & CEO

Dated: April 18, 2000

                                                                         ANNEX A

                                                                  April 11, 2000

Members of the Board of Directors
Ben & Jerry's Homemade, Inc.
30 Community Drive
South Burlington, Vermont 05403-6828

Lady and Gentlemen:

    We are writing this letter to confirm our opinion (the "Opinion"), as investment bankers, previously expressed orally to you on April 11, 2000, as to the fairness, from a financial point of view, to the holders (the "Stockholders") of the Class A common stock, par value $0.033 per share (the "Class A Stock"), of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and of the Class B common stock, par value $0.033 per share (the "Class B Stock," and collectively with the Class A Stock, the "Company Common Stock"), of the Company, of the Consideration to be received in the Transaction (as such terms are defined below). The Transaction provides for Conopco, Inc., a New York corporation ("Conopco"), and Vermont All Natural Expansion Company, a Vermont corporation ("VANEC"), to enter into an Agreement and Plan of Merger with the Company (the "Agreement"), pursuant to which (i) VANEC will make a cash tender offer (the "Tender Offer") for shares of Company Common Stock at $43.60 per share and (ii) following consummation of the Tender Offer, VANEC will be merged with and into the Company (the "Merger") and each remaining holder of shares of Company Common Stock will receive $43.60 for each share of Company Common Stock owned by such holder. (The Tender Offer and the Merger are referred to collectively as the "Transaction," and the cash consideration of $43.60 per share is referred to as the "Consideration.") The Tender Offer will be conditioned upon the tender and nonwithdrawal pursuant to the Tender Offer of not less than a majority of the shares of outstanding shares of Class A Stock, determined on a fully diluted basis. The Merger will be consummated as soon as practicable after completion of the Tender Offer.

    As you are aware, Gordian Group, L.P. ("Gordian") has been engaged by the Company to provide this Opinion, and the terms of such engagement are applicable to the delivery of this Opinion. In this regard, Gordian will receive a $400,000 fee. In addition, since 1997 Gordian has been retained to provide various financial advisory services to the Company, and we have received cash fees in connection therewith aggregating approximately $630,000, and will receive a net additional fee of approximately $3,000,000 if the Company consummates the Transaction. Gordian is also entitled to reimbursement of certain costs and expenses and indemnification against certain liabilities in connection with all of the foregoing arrangements. Gordian and one of its officers hold equity securities of the Company, including Company Common Stock and warrants that we have received from the Company to purchase Company Common Stock. We have had, and continue to have, significant business relationships with Perry D. Odak, the President and Chief Executive Officer of the Company. Moreover, in the ordinary course of business, Gordian has had or may have had dealings with certain other holders of the Company's securities, in matters unrelated to the Company. Gordian has and has had numerous clients in a wide variety of industries. It is possible that some of these past or present Gordian clients may have some connection to the Company or to holders of its securities.

    In connection with rendering this Opinion, we have reviewed and considered such financial and other factors as we have deemed appropriate under the circumstances, including, among other things, the following:

    (1) The draft dated April 10, 2000 of the Agreement and Plan of Merger, among Conopco, VANEC and the Company;

    (2) The draft dated April 10, 2000 of the License Agreement, among Ben & Jerry's Homemade Holdings, Inc., a Vermont corporation, the Company, Unilever N.V., a corporation formed under the laws of The Netherlands ("UNV"), and Unilever PLC, an English public limited company (together with UNV, "Unilever");

    (3) The draft dated April 10, 2000 of the Stock Option Agreement, between the Company and Conopco;

    (4) Certain publicly available information concerning the Company, including the Annual Report on Form 10-K of the Company for the years ended December 31, 1996, 1997, 1998, 1999 and the Quarterly Reports on
       Form 10-Q of the Company for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, respectively;

    (5) Certain operating and internal information of the Company, provided to us for purposes of our analysis by the management of the Company. Such information includes various financial projections for various periods ended December 31, 2004. These projections were made under a variety of assumptions, including both with and without giving effect to the Transaction (collectively, the "Projections");

    (6) Certain internal analyses concerning certain alternatives to the Transaction, provided to us by the management of the Company for purposes of our analysis;

    (7) Certain publicly available information with respect to certain other companies that we believe to be comparable, in certain respects, to the Company; and

    (8) Certain publicly available information concerning the nature and terms of certain other transactions that we considered relevant to our inquiry.

    We have also met separately (in person or telephonically) with certain officers and employees of the Company and with its legal advisors to discuss aspects of the foregoing as well as the business, prospects, future cash flows, forecasts and operating condition of the Company (both with and without giving effect to the Transaction), as well as certain legal, tax, accounting and other matters we believe relevant to our inquiry, and have relied on certain representations from the Company.

    In our review and analysis and in arriving at this Opinion, we have, at your direction, assumed and relied upon, without independent verification and without assuming the responsibility for an independent verification, the accuracy and completeness of all of the financial and other information provided to us or publicly available. At your direction, we have not made, nor assumed any responsibility to make, any independent appraisal of any of the assets or liabilities of the Company. We have further assumed that each of the Projections of the Company provided to us are based on reasonable assumptions, have been reasonably prepared and reflected the best currently available estimates and judgments of the Company's management as to the future financial results and condition of the Company giving effect to the various scenarios under which they were prepared. In connection with our engagement, we were not requested to actively solicit expressions of interest in the Company from a broad group of potential investors. However, we did have extensive discussions with various third parties, including Unilever and its affiliates, at the direction of the Company.

    We have relied, among other things, on your representations that the Company has investigated the alternatives that it believes are reasonably available to it. In addition, we have relied on your representation that the Company's Board of Directors will, in connection with the Merger, convert Class B Stock into Class A Stock, and redeem the Company's $1.20 Class A Preferred Stock, par value $1.00 per share (the "Preferred Stock"). We are not offering any opinion with regard to any transaction other than the Transaction, including without limitation any merger and acquisition alternatives, any sale of substantial assets of the Company, any refinancing of the Company or any other extraordinary corporate transaction. We are addressing only the fairness of the Consideration to be received in the Transaction from a financial point of view. This Opinion does not address the relative merits of the Transaction and the other business strategies considered by the Company's Board of Directors or the merits of the Board's decision to proceed with the Transaction. This Opinion specifically excludes addressing the fairness of the Transaction to the holders of the Preferred Stock.

    This Opinion speaks only as of the date hereof and we expressly disclaim any obligation to update or revise this Opinion based upon circumstances or events occurring after the consummation of the Transaction. We have assumed that the final versions of any draft documents we have reviewed will not differ in any material respects from such drafts. We have also assumed that the terms of the Transaction, when consummated, will not differ in any material respect from the terms and conditions described in the documents governing the Transaction that we have reviewed. We have further assumed that each of the parties to the Agreement will comply with all material terms of the Agreement, as applicable, and that the Transaction will be validly consummated in accordance with its terms. This Opinion is necessarily based upon business, economic, market and other conditions as they exist and can be evaluated on the date hereof.

    Based upon and subject to the foregoing, it is our opinion as investment bankers, as of the date hereof, that the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

    This Opinion is furnished solely to the Board of Directors for its benefit and is not to be relied upon by any other person, including any shareholder, creditor of the Company or other interested party. This Opinion speaks only as of the date hereof, and Gordian expressly disclaims any obligation to update or revise this Opinion based upon circumstances or events occurring, or information obtained, subsequent to such date. This Opinion is delivered to you subject to the express understanding that in no event shall any of Gordian, its affiliates, or the officers, directors, employees, agents, partners or controlling persons of Gordian or its affiliates, have any liability whatsoever other than any such liability to the Company of Gordian which is finally and judicially determined to have been caused solely by the gross negligence or willful misconduct of Gordian.

    Without our prior written consent, this Opinion may not be used, circulated, quoted or otherwise referred to, in whole or in part, nor this Opinion stated herein publicly disclosed, nor any other reference to Gordian publicly made; provided, that we hereby consent to the inclusion of this Opinion in documents provided by the Company to its shareholders in connection with the Tender Offer and the Merger and to disclosure of this Opinion therein in such form and substance as is reasonably satisfactory to us.

                                          Very truly yours,

                                          /s/ GORDIAN GROUP, L.P.
                                          Gordian Group, L.P.

                                                                         ANNEX B

                          BEN & JERRY'S HOMEMADE, INC.
                               30 COMMUNITY DRIVE
                      SOUTH BURLINGTON, VERMONT 05403-6828
                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about April 18, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Ben & Jerry's Homemade, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Conopco, Inc. ("Conopco"), a corporation formed under the laws of the State of New York and an indirect subsidiary of Unilever N.V. and Unilever PLC (together, "Unilever") to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On April 11, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Conopco and Vermont All Natural Expansion Company (the "Purchaser"), a corporation formed under the laws of the State of Vermont and a wholly-owned subsidiary of Conopco, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Class A common stock, par value $.033 per share, of the Company (the "Class A Common Stock"), including the associated share purchase rights (the "Class A Rights") issued pursuant to the Rights Agreement, dated as of July 30, 1998, as amended from time to time (the
"Class A Rights Agreement") and the Class B common stock, par value $.033 per share, of the Company (the "Class B Common Stock", and together with the Class A Common Stock, the "Company Common Stock"), including the associated share purchase rights (the "Class B Rights", and together with the Class A Rights, the "Company Rights", and together with the Company Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of July 30, 1998, as amended from time to time (the "Class A Rights Agreement"), at a price per Share of $43.60, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated April 18, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser, Conopco and Unilever N.V. with the Securities and Exchange Commission (the "Commission") on April 18, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Business Corporation Act of the State of Vermont (the "VBCA"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Conopco. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Conopco, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Chapter 13 of the VBCA) will be converted into the right to receive $43.60 in cash or any greater amount per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on April 18, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Conopco, the Purchaser or the Conopco Designees (as defined herein) has been provided by Conopco. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 18, 2000. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, May 15, 2000, unless the Purchaser extends it.

                                    GENERAL

    The Class A Common Stock and the Class B Common Stock are the only classes of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. As of April 14, 2000 there were 6,143,539 shares of Class A Common Stock and 792,819 shares of Class B Common Stock outstanding, of which Unilever, Conopco and the Purchaser own no shares as of the date hereof.

              RIGHTS TO DESIGNATE DIRECTORS AND CONOPCO DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Conopco will be entitled to designate a majority of the members (the "Conopco Designees") of the Board of Directors.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Conopco Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder, will cause the Conopco Designees to be so elected. At such time, the Company will, if requested by Conopco, also cause directors designated by Conopco to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as such directors constitute on the Board of Directors.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company or successors selected by such non-employee directors.

    The Conopco Designees will be selected by Conopco from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Conopco Designees currently is a director of, or holds any positions with, the Company. Conopco has advised the Company that, to the best of Conopco's knowledge, except as set forth below, none of the Conopco Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Conopco and the Company that have been described in the Schedule TO or the Statement.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Conopco Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is Lever House, 390 Park Avenue, New York, New York 10022.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

    RICHARD A. GOLDSTEIN, 58, President and Chief Executive Officer, Unilever United States, Inc. since before April 1995; Business Group President, Foods--North America since 1996; Chairman and Chief Executive Officer, Unilever North American Regional Management prior thereto. President, Conopco, Inc.; President, Vermont All Natural Expansion Company.

    PETER J. ALLCOX, 45, Vice President, Finance, Good Humor-Breyer's Ice Cream since prior to April 1995. Mr. Allcox's business address is 909 Packerland Drive, Green Bay, WI 54303.

    THOMAS H. FLOYD, 48, Vice President, Finance, Unilever United States, Inc. since January 1999; Senior Vice President, Strategy--Home and Personal Care, Unilever group from June 1996 to December 1998; Senior Vice President, Finance--Specialty Chemicals, Unilever group prior thereto; Vice President, Conopco, Inc.; Vice President and Treasurer, Vermont All Natural Expansion Company. Mr. Floyd is a citizen of the United Kingdom.

    A. PETER HARWICH, 33, Associate General Counsel, Unilever United
States, Inc. since July 1997; Associate, Cravath, Swaine & Moore prior thereto; Vice President and assistant Secretary, Conopco, Inc.; Vice President and Assistant Secretary, Vermont All Natural Expansion Company.

    MART LAIUS, 53, Vice President, Corporate Development & Administrative Services, Unilever United States, Inc. since 1995; Vice President, Conopco, Inc.; Vice President, Vermont All Natural Expansion Company.

    RONALD M. SOIEFER, 46, Vice President, General Counsel and Secretary, Unilever United States, Inc. since January 1996; Senior Vice President, General Counsel and Secretary, Unilever Home & Personal Care North America since 1998; Senior Vice President, General Counsel and Secretary, Foods--North America since 1998; Deputy General Counsel, Unilever United States, Inc. prior to 1996; Vice President and Secretary, Conopco, Inc.; Vice President, Vermont All Natural Expansion Company.

    ERIC WALSH, 55, President, Good Humor--Breyer's Ice Cream since prior to April 1995. Mr. Walsh's business address is 909 Packerland Drive, Green Bay, WI 54303. Mr. Walsh is a citizen of the United Kingdom.

                                STOCK OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of April 14, 2000 with respect to the beneficial ownership of the outstanding shares of Class A Common Stock, Class B Common Stock and Class A Preferred Stock by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding shares of any class, (ii) each director and executive officer of the Company individually, (iii) all directors and officers of the Company as a group, and (iv) The Ben & Jerry's Foundation, Inc. The mailing address of each of the persons shown and of the Foundation is c/o Ben & Jerry's Homemade, Inc., 30 Community Drive, South Burlington, Vermont 05403-6828.

                                                                                 AMOUNT OF BENEFICIAL OWNERSHIP
                                              A CLASS COMMON STOCK                    CLASS B COMMON STOCK
                                    -----------------------------------------   ---------------------------------
                                                               % OUTSTANDING                       % OUTSTANDING
NAME                                      # SHARES (7)           SHARES (1)        # SHARES         SHARES (2)
----                                ------------------------   --------------   ---------------   ---------------
Ben Cohen (3).....................                  413,173          6.7%           488,486            61.6%
Jeffrey Furman (4)(5).............                   17,000            *             30,300             3.8%
Jerry Greenfield (4)..............                  130,000          2.1%            90,000            11.4%
Perry Odak (6)....................                  439,027          7.1%                --              --
Pierre Ferrari....................                    8,121            *                 --              --
Jennifer Henderson................                    1,138            *                 --              --
Frederick A. Miller...............                    4,345            *                 --              --
Henry Morgan......................                    5,845            *                 --              --
Bruce Bowman......................                   89,099          1.5%                --              --
Charles Green.....................                   60,027          1.0%                --              --
Frances Rathke....................                   81,510          1.3%                --              --
Michael Sands.....................                   35,000            *                 --              --

Credit Suisse Asset Management,                                         %
  LLC.............................                  860,500         14.0
153 East 53(rd) St
New York, NY 10022

Dimensional Fund Advisors, Inc....                  359,000          5.8%
1299 Ocean Ave, 11(th) floor
Santa Monica, CA 09401

All Officers and Directors as a
  group of 15 persons.............                1,412,185         23.0%           608,786            76.8%
The Ben & Jerry's Foundation,
  Inc. (4)........................                       --           --                 --              --


                                         PREFERRED STOCK
                                    --------------------------
                                                % OUTSTANDING
NAME                                # SHARES        SHARES
----                                ---------   --------------
Ben Cohen (3).....................      --            --
Jeffrey Furman (4)(5).............      --            --
Jerry Greenfield (4)..............      --            --
Perry Odak (6)....................      --            --
Pierre Ferrari....................      --            --
Jennifer Henderson................      --            --
Frederick A. Miller...............      --            --
Henry Morgan......................      --            --
Bruce Bowman......................      --            --
Charles Green.....................      --            --
Frances Rathke....................      --            --
Michael Sands.....................      --            --
Credit Suisse Asset Management,
  LLC.............................
153 East 53(rd) St
New York, NY 10022
Dimensional Fund Advisors, Inc....
1299 Ocean Ave, 11(th) floor
Santa Monica, CA 09401
All Officers and Directors as a
  group of 15 persons.............      --            --
The Ben & Jerry's Foundation,
  Inc. (4)........................     900           100%

------------------------------

*   Less than 1%

(1) Based on the number of shares of Class A Common Stock outstanding as of April 14, 2000. Each share of Class A Common Stock entitles the holder to one vote per share.

(2) Based on the number of shares of Class B Common Stock outstanding as of April 14, 2000. Each share of Class B Common Stock entitles the holder to ten votes.

(3) Under the regulations and interpretations of the Securities and Exchange Commission, Mr. Cohen may be deemed to be a parent of the Company.

(4) By virtue of their positions as directors of The Foundation, which has the power to vote or dispose of the Class A Preferred Stock, each of Messrs. Greenfield, a co-founder, Director and Chairperson of the Company, and Furman, a Director of and formerly a consultant to the Company, and Ms. Bankowski, an Officer of the Company, may be deemed under the regulations and interpretations of the Securities and Exchange Commission, to own beneficially the Class A Preferred Stock.

(5) Does not include 210 shares of Class A Common Stock and 105 Shares of
    Class B Common Stock owned by Mr. Furman's wife, as to which he disclaims beneficial ownership under the securities laws. Includes 7,000 shares held by Mr. Furman as trustee for others, which are deemed beneficially owned by Mr. Furman under rules and regulations of the Securities and Exchange Commission.

(6) Does not include 19,239 shares of Class A Common Stock beneficially owned by Mr. Odak's wife and other family members under the rules and regulations of the Securities and Exchange Commission, as to which he disclaims beneficial ownership.

(7) Includes 808,155 shares of Class A Common Stock that can be acquired within 60 days upon the exercise of outstanding options as follows: Mr. Odak 427,000 shares, Mr. Bowman 87,000 shares, Mr. Green 60,000 shares, Ms. Rathke 76,185 shares, Mr. Sands 35,000 shares and 122,970 shares for the other three remaining officers as a group.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS

    The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                                          AGE                            OFFICE
----                                        --------   ---------------------------------------------------
Jerry Greenfield(B)(4)....................     48      Chairperson and Director
Ben Cohen(C)(1)(4)........................     48      Vice Chairperson and Director
Perry Odak(C)(1)(4).......................     54      Chief Executive Officer, President and Director
Pierre Ferrari(B)(1)(3)(4)................     49      Director
Jeffrey Furman(A)(3)(5)...................     56      Director
Jennifer Henderson(C)(2)(4)(5)............     46      Director
Frederick A. Miller(B)(1)(2)(5)...........     53      Director
Henry Morgan(A)(1)(2)(3)..................     74      Director
Bruce Bowman..............................     47      Senior Director of Operations
Charles Green.............................     45      Senior Director Sales and Distribution
Frances Rathke............................     39      Chief Financial Officer and Secretary
Michael Sands.............................     35      Chief Marketing Officer

------------------------

(A) Class A Director, term expires 2002.

(B) Class B Director, term expires 2000.

(C) Class C Director, term expires 2001.

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Governance and Nominating Committee.

(5) Member of the Social Mission/Workculture Committee.

* Note: Special Committees of the Board of Directors are not indicated. See Committees of the Board of Directors in 1999 below.

    BEN COHEN, a founder of the Company, served as Chairperson of the Board of Directors from February 1989 through November 1998. Mr. Cohen currently serves as Vice Chairperson of the Board of Directors. From January 1, 1991 through January 29, 1995, he was the Chief Executive Officer of the Company. Mr. Cohen has been a director of the Company since 1977. Mr. Cohen has been President of Business Leaders for Sensible Priorities, a nonprofit organization, since 1998. Mr. Cohen is a director of Blue Fish Clothing, Inc. and Social Venture Network. In 1997, Community Products Inc., of which Mr. Cohen was a director, filed for protection under Chapter 11 and then Chapter 7 of the United States Bankruptcy Code, and was liquidated in 1999.

    PIERRE FERRARI has served as a director of the Company since June 1997. Currently, Mr. Ferrari is a self-employed consultant. From 1997 through 1999, Mr. Ferrari was President of Lang International, a marketing consulting firm. From 1995 to 1997, Mr. Ferrari was the Special Assistant to the President and

CEO of Care, the world's largest private relief and development agency. Prior to 1994, Mr. Ferrari held various senior level marketing positions at the Coca-Cola Company.

    JEFFREY FURMAN has served as a director of the Company since 1982.
Mr. Furman is Treasurer and director of The Ben & Jerry's Foundation, Inc. Currently, Mr. Furman is a self-employed consultant. From March 1991 through December 1996, Mr. Furman was a consultant to the Company.

    JERRY GREENFIELD, a founder of the Company, served as director and Vice Chairperson of the Board of Directors from 1990 to November 1998, at which time he was elected Chairperson of the Board of Directors. Mr. Greenfield is also President and a director of The Ben & Jerry's Foundation, Inc.

    JENNIFER HENDERSON has served as a director of the Company since June 1996. Ms. Henderson is President of Strategic Interventions, Inc., a leadership and management consulting firm.

    FREDERICK A. MILLER has served as a director of the Company since 1992. Since 1985 Mr. Miller has served as President of the Kaleel Jamison Consulting Group, Inc., a strategic culture change and management consulting firm.

    HENRY MORGAN has served as a director of the Company since 1987. Mr. Morgan is retired Dean Emeritus of Boston University School of Management. Mr. Morgan serves on the Board of Directors of Cambridge Bancorporation, Southern Development Bancorporation and Cleveland Development Bancorporation.

    PERRY D. ODAK has served as Chief Executive Officer of the Company since December 31, 1996, as director of the Company since January 1997, and as Chief Executive Officer and President since June 1997. From 1990 to 1996, Mr. Odak was a principal in Odak, Pezzani & Company, a private management consulting firm. From 1994 to 1995, Mr. Odak was Chief Executive Officer of Graham Packaging.

    BRUCE BOWMAN has served as Senior Director of Operations since August 1995. Prior to joining the Company Mr. Bowman was Senior Vice President of Operations at Tom's Foods, Inc., a food manufacturing company (April 1991 to August 1995). Mr. Bowman serves on the Board of Governors of Bryce Corporation, a privately held packaging company and was a director of Delicious Alternative
Desserts, LTD. (March 1999 to July 1999).

    CHARLES GREEN has served as Senior Director of Sales and Distribution since October 1996. From 1993 to 1996 Mr. Green was General Manager of Dari-Farms, the distributor of Ben & Jerry's products in the Massachusetts and Connecticut areas. From 1991 to 1993, Mr. Green was Vice President of Sales for HP Hood.

    FRANCES RATHKE has served as Chief Financial Officer, Chief Accounting Officer and Secretary of the Company since April 1990.

    MICHAEL SANDS joined the Company in July 1999 as Chief Marketing Officer. From 1997 to July 1999, Mr. Sands was Vice President of Marketing for Triarc Company, Inc., the company that acquired Snapple Natural Beverage Company. From November 1992 to June 1997, Mr. Sands was Director of Marketing for Mexican Specialty Brands and managed five Mexican Brands positioned throughout the imported beer category with Labatt USA.

OTHER KEY EXECUTIVES

    ELIZABETH BANKOWSKI has served as the Director of Social Mission Development since December 1991. Ms. Bankowski is also Secretary and a director of The
Ben & Jerry's Foundation, Inc. Ms. Bankowski served as a director of the Company from 1990 to June 1999.

    RICHARD DORAN joined the Company in 1997 as Senior Director of Human Resources. From 1987 until joining the Company Mr. Doran was a management consultant and Vice President for the Kaleel Jamison Consulting Group, a strategic culture change and management consulting firm.

    DOUGLAS FISHER joined the Company in September 1998 as Director of Retail Operations. From 1994 until joining the Company, Mr. Fisher was Director of Franchising for Allied Domecq Retailing USA, owner of Dunkin Donuts, Baskin-Robbins and Togos.

DIRECTOR COMPENSATION

    Directors who are not employees or full-time consultants of the Company receive an annual retainer fee of $20,000, in addition to a $1,000 per board meeting attendance fee and reimbursement of reasonable out-of-pocket expenses. The Company has the 1995 Non-Employee Directors' Plan for Stock in Lieu of Directors' Cash Retainer under which directors may elect to be paid annually, in lieu of the cash retainer for board services, shares of Class A Common Stock having a fair market value (as of the date of payment) equal to the amount of such annual retainer. Four non-employee directors each made an election under the Plan; three received 744 shares of stock and one received 614 shares of stock for the period July 1, 1999 through June of 2000 under the plan.

MEETINGS OF THE BOARD OF DIRECTORS IN 1999

    The Board of Directors met ten times during 1999.

BOARD COMMITTEES OF THE BOARD OF DIRECTORS IN 1999

    The Board of Directors has Audit, Compensation, Governance and Nominating, Executive and Social Mission/Workculture Committees. The Board of Directors also appointed two special committees in December 1999.

    AUDIT COMMITTEE. The Board of Directors has an Audit Committee on which independent Directors Ferrari, Furman, and Morgan (Chairperson) serve. This Committee met three times in 1999. The Audit Committee reviews with management and the Company's independent public accountants the following: the Company's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the accountants upon the financial condition of the Company and its accounting procedures and internal controls, and such other matters as the Committee deems appropriate.

    COMPENSATION. The Board of Directors has a Compensation Committee, which reviews salary and related compensation of all executive officers of the Company. The Compensation Committee makes recommendations to the Board regarding policy changes related to compensation and administers certain compensation plans, including: the 1995 Equity Incentive Plan, the 1999 Equity Incentive Plan (under which officers and directors are ineligible), the Employee Stock Purchase Plan, the 1985 Stock Option Plan (under which no further options may be granted) and separate stock option agreements entered into since January 1, 1999 not involving the above mentioned plans. Directors Miller, Morgan and Henderson (Chairperson) serve on this Committee. The Committee met seven times in 1999.

    GOVERNANCE AND NOMINATING COMMITTEE. The Board of Directors has a Governance and Nominating Committee on which Directors Cohen, Ferrari (Chairperson), Greenfield, Henderson and Odak serve. The Committee met twice in 1999.

    EXECUTIVE COMMITTEE. The Board of Directors has an Executive Committee on which Directors Cohen, Miller, Morgan, Odak and Ferrari serve. The Committee did not meet in 1999.

    SOCIAL MISSION/WORKCULTURE COMMITTEE. The Board of Directors has a Social Mission/Workculture Committee on which Directors Furman, Henderson and Miller (Chairperson) serve. The Committee oversaw the preparation of the 1999 Social Performance Assessment. The Committee met six times in 1999.

    SPECIAL COMMITTEES. In December 1999, the Board of Directors appointed a two member Special Committee consisting of two directors, Messrs. Ferrari and Furman, to explore certain specific matters related to alternatives for the Company's future, in light of the indications of interest to acquire the Company and alternative transactions. This Committee concluded its work on January 27, 2000. In December 1999, the Board of Directors also appointed a four member Special Committee of four directors--namely, Messrs. Furman, Greenfield, Morgan and Odak, to coordinate generally for the Board of Directors its review of the indications of interest to acquire the Company and alternative transactions and variations of the foregoing, subject to the final determination by the Board of Directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1999, there were no Executive Compensation Committee interlocks or other comparable relationships requiring disclosure under applicable rules of the Commission.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4, and 5 required by
Section 16(a) of the Securities Exchange Act have been timely filed with respect to the most recently concluded fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth the cash compensation paid by the Company in Fiscal Years 1997 - 1999 as well as certain other compensation paid, awarded or accrued for those years to the Company's Chief Executive Officer and the other four highest-paid executive officers during the 1999 fiscal year. Perry Odak became the Chief Executive Officer on January 1, 1997.

                                                                                           LONG-TERM COMPENSATION PAY-OUTS
                                                                              AWARDS     ------------------------------------
                                                                  OTHER     ----------   SECURITIES
                                     ANNUAL COMPENSATION          ANNUAL    RESTRICTED   UNDERLYING               ALL OTHER
          NAME AND             -------------------------------   COMPEN-      STOCK       OPTIONS/      LTIP     COMPENSATION
     PRINCIPAL POSITION          YEAR      SALARY    BONUS (1)    SATION      AWARDS        SARS      PAY-OUTS       (2)
-----------------------------  --------   --------   ---------   --------   ----------   ----------   --------   ------------
Perry D. Odak................    1999     $314,711   $176,800                               67,000                  $12,588
CEO, President and               1998     $305,769   $150,000                                   --                  $ 7,750
Director                         1997     $300,000   $100,000                              360,000                  $25,000

Bruce Bowman.................    1999     $219,923   $ 90,000                               25,000                  $ 8,797
Senior Director of               1998     $211,692   $ 75,000                                   --                  $ 6,964
Operations                       1997     $200,000   $ 50,000                               27,000                  $ 4,131

Charles Green................    1999     $204,231   $ 90,000                               25,000                  $ 8,169
Senior Director of               1998     $182,885   $ 75,000                                   --                  $ 5,755
Sales & Distribution             1997     $162,596   $ 40,000                               45,000                  $    --

Frances Rathke...............    1999     $183,339   $ 70,000                               15,000                  $ 7,334
Chief Financial Officer          1998     $178,406   $ 50,000                                   --                  $ 5,461
                                 1997     $162,603   $ 45,000                               30,000                  $ 3,229

Jerry Greenfield.............    1999     $230,000         --                                   --                  $ 9,200
Chairperson and Director         1998     $237,179         --                                   --                  $ 5,853
                                 1997     $183,333         --                                   --                  $ 3,000

------------------------

(1) "Bonus" includes discretionary distributions under the Company's Management Incentive Program.

(2) "All Other Compensation" includes Company contributions to 401(k) plans and relocation fees.

OPTION/SAR GRANTS IN FISCAL 1999

                                                                                           POTENTIAL REALIZABLE VALUE
                                               PERCENTAGE                                    AT ASSUMED ANNUAL RATES
                                                OF TOTAL                                   OF STOCK PRICE APPRECIATION
                                              OPTIONS/SARS      EXERCISE OR                      FOR OPTION TERM
                             OPTIONS/SARS      GRANTED TO       BASE PRICE    EXPIRATION   ---------------------------
NAME                           GRANTED      EMPLOYEES IN 1999   (PER SHARE)      DATE           5%            10%
----                         ------------   -----------------   -----------   ----------   ------------   ------------
Perry D. Odak..............     67,000            10.87%          $24.625       3/24/09     $1,037,598     $2,629,476
Bruce Bowman...............     25,000             4.06%          $21.000       7/29/09     $  330,055     $  836,359
Charles Green..............     25,000             4.06%          $21.000       7/29/09     $  330,055     $  836,359
Frances Rathke.............     15,000             2.43%          $21.000       7/29/09     $  198,033     $  501,816
Jerry Greenfield...........          0                0                 0             0              0              0

AGGREGATED OPTION/SAR EXERCISES IN 1999 AND 1999 YEAR-END OPTION/SAR VALUES

                                                                                                VALUE OF UNEXERCISED
                                                                  NUMBER OF UNEXERCISED             IN-THE-MONEY
                                  SHARES                        OPTIONS/SARS AT 12/25/99      OPTIONS/SARS AT 12/25/99
                               ACQUIRED ON                     ---------------------------   ---------------------------
NAME                           EXERCISE (#)   VALUE REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ------------   --------------   -----------   -------------   -----------   -------------
Perry D. Odak................       0               0             343,875       83,125       $4,812,531       $242,419
Bruce Bowman.................       0               0              37,871       49,129       $  348,423       $316,872
Charles Green................       0               0              15,935       44,065       $  180,708       $308,192
Frances Rathke...............       0               0              39,934       36,251       $  449,936       $290,467
Jerry Greenfield.............       0               0                   0            0                0              0

    Effective January 1, 1998, Directors who are not employees or full-time consultants of the Company receive an annual retainer fee of $20,000, in addition to a $1,000 per board meeting attendance fee, and reimbursement of reasonable out-of-pocket expenses.

    The Company adopted the 1995 Non-Employee Directors Plan for Stock in Lieu of Directors Cash Retainer under which directors may elect to be paid, in lieu of the annual cash retainer, shares of common stock having a fair market value (as of the date of payment) equal to the amount of such annual retainer. Four non-employee directors each made an election under the Plan; three received 744 shares of stock and one received 614 shares of stock for the period July 1, 1999 through June of 2000 under the Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. See EMPLOYMENT/SEVERANCE AGREEMENTS under Item 3 of the Statement with respect to the continued employment of certain officers with the Company.

    MR. COHEN, a co-founder of the Company, Vice-Chairperson and Director of the Company, has entered into an Employment Agreement with the Company now in effect until December 31, 2000 (renewable automatically thereafter in successive one year periods unless either Mr. Cohen or the Company gives notice to the other of non-renewal). The Agreement provides for a base salary of $200,000 per annum, subject to increases and bonuses at the discretion of the Board. The Agreement provides for a covenant not to compete during the employment term of the Agreement and for a three-year period thereafter, in consideration of payment by the Company (except as otherwise provided in the Agreement) of severance equal to the then-current base salary during the three-year period. The Agreement then provides for annual payments of $75,000 (adjusted for changes in the Consumer Price Index) for life, commencing with the end of the three-year severance period, and for specified insurance benefits and contains a provision for contemplated services to be provided to the Company after the end of the term of employment and severance period.

    MR. GREENFIELD, a co-founder of the Company, Chairperson, and Director of the Company, has entered into an Employment Agreement with the Company now in effect until December 31, 2000 (renewable automatically thereafter in successive one year periods unless either Mr. Greenfield or the Company gives notice to the other of non-renewal). The Agreement provides for a base salary of $200,000 per annum, subject to increases and bonuses at the discretion of the Board. The Agreement also provides for a covenant not to compete during the employment term of the Agreement and for a three-year period thereafter, in consideration of payment by the Company (except as otherwise provided in the Agreement) of severance equal to the then-current base salary during the three-year period. The Agreement then provides for annual payments of $75,000 (adjusted for changes in the Consumer Price Index) for life, commencing with the end of the three-year severance period, for specified insurance benefits and contains a provision for certain services contemplated to be provided to the Company after the end of the term of employment and severance period.

    MR. ODAK, Chief Executive Officer and President, signed a new restated Employment Agreement for a term of 27 months with the Company effective
March 31, 1999. In conjunction with this agreement, Mr. Odak was granted non-incentive stock options to purchase an aggregate of 67,000 shares of Class A Common Stock of the Company exercisable at $24.625 per share, the fair market value on the date of grant. Under the terms of the Agreement, Mr. Odak is entitled to a base salary of $315,000 per annum, subject to increases from time to time by the Board of Directors, in its sole discretion ($315,000 has been set by the Board as the 2000 base salary). In December 1996, Mr. Odak received non-incentive stock options to purchase an aggregate of 360,000 shares of Class A Common Stock of the Company exercisable at $10.88 per share, the fair market value on the dates of grant by the Compensation Committee of the Board of Directors under the 1995 Equity Incentive Plan. These options become exercisable at various dates specified in the Employment Agreement, subject to acceleration of vesting as to specified amounts in the event that certain financial goals are achieved and the Compensation Committee makes certain findings with respect to Mr. Odak's performance in the applicable prior period, all as specified in detail in the Employment Agreement.

    The Employment Agreement may be terminated at any time by the Company for cause, as defined. If terminated for cause, the Company shall have no further obligation to Mr. Odak, other than for base salary through the date of termination, and any options that are vested shall continue to be exercisable for 30 days (unless terminated by the vote of the Compensation Committee). All other options terminate.

    The Company may also terminate the Employment Agreement other than for cause, in which event the Company has a continuing obligation to pay Mr. Odak his base amount at the rate in effect on the date of termination for the monthly periods specified in the Agreement, which are dependent upon the date of such termination. Additionally, the Company will continue to contribute, for the period during which the base amount is continued, the cost of Mr. Odak's participation (including his family) in the Company's group medical and hospitalization insurance plans and group life insurance plan. Upon such termination, unvested options shall become exercisable to the extent so provided by the Agreement.

    Mr. Odak may terminate his employment with the Company for good reason, as defined (in the absence of cause). In the event of such termination, base amount, benefits and options (including acceleration, period of exercisability and termination of options) shall be paid or provided in the same manner and extent as for a termination by the Company other than for cause.

    Mr. Odak agrees not to compete with the Company during his period of employment and, after termination, for the greater of one year or the period during which severance payments are made.

    MICHAEL SANDS, Chief Marketing Officer, has an employment agreement dated June 25, 1999, expiring June 30, 2002. The agreement provides for an annual base salary of $205,000 per annum, subject to increases from time to time by the CEO with approval by the Board of Directors. He is eligible for an annual bonus as determined by the CEO and approved by the Board of Directors. Mr. Sands received non-incentive stock options to purchase an aggregate of 35,000 shares of Class A Common Stock of the Company exercisable at $24.25 per share, the fair market value on the date of grant by the Compensation Committee of the Board of Directors. These options become exercisable over a four-year period with one-fourth being exercisable on June 25, 2000 and up to an additional 1/48 of the shares covered by this option on the last day of each month in the next three years commencing with the month of July 2000. The agreement also provides for medical, life insurance, 401(k) plan and other employee benefits, a covenant not to compete during the term of the Agreement and for a one-year period thereafter.

    The Agreement may be terminated at any time by the Company for cause, as defined. The Company may also terminate the Agreement other than for cause, in which event the Company has a continuing obligation to pay Mr. Sands his base salary for six months. Additionally, the Company's group medical and life insurance plans during the same period as his base salary is continued. The Company has also entered into a Severance Agreement with Mr. Sands, as described below under "Severance Agreements".

SEVERANCE AGREEMENTS

    The Company entered into Severance Agreements dated July 30, 1999 with the following members of the Office of the CEO (OCEO), Elizabeth Bankowski, Bruce Bowman, Richard Doran, Charles Green and Frances Rathke. In addition, in January 2000, the Company entered into similar Severance Agreements with its other members of the OCEO, Douglas Fisher and Michael Sands. Under the terms of these

Severance Agreements, all of the above-mentioned officers are entitled to severance payments on termination by the Company other than for cause, death or disability; or after a change in control of the Company (as defined). The severance payments include an obligation to pay the officer his or her then current base salary payable for six months, plus a second period of up to an additional six months in the event that the employee has not found other comparable employment; continuation of health, life and other welfare insurance benefits; outplacement services; and payment of the appropriate pro rata percentage of the next annual cash bonus. For officers with three or more years of service at the date of termination, unvested options that would have vested in the first six month period after date of termination shall accelerate and become vested, and then all vested options may continue to be exercised for six months thereafter. For all other officers, all vested options at the date of termination may continue to be exercised for six months thereafter.

    In the event of a termination by the Company other than for cause, death or disability within the first two years after a change of control (as defined) or termination by the officer within the first two years after a change of control for good reason (as defined), severance shall be payable or provided to the officer as follows: (i) a single lump sum equal to the sum of (a) one and a half times annual base salary for the officer in effect immediately prior to the date of the change of control or immediately prior to the date of termination (whichever is greater) and (b) an amount equal to one and a half times the last year's annual cash bonus paid to the officer; (ii) health, life and other welfare benefits shall continue for one year on the same terms available to employees generally; and (iii) the Company's contribution to the 401(k) account of the officer shall continue for one year at the same rate as applicable to employees generally. All unvested options held by the officer shall accelerate and become vested immediately prior to the change of control and shall be exercisable for six months. The officer(s) agree not to compete with the Company during his or her employment and, after termination, for the greater of one year or the period during which severance payments are made.

    MR. FURMAN, a Director of the Company since 1982 and Treasurer and Director of The Ben & Jerry's Foundation entered into a Severance and Non-Competition Agreement with the Company dated December 31, 1990. As part of this agreement the Company provided, at no cost to Mr. Furman, family health insurance coverage under the Company's regular employee health insurance plan. This obligation terminated on March 2, 1999.

RELATED PARTY TRANSACTIONS

    During the year ended December 27, 1997, the Company purchased Rainforest Crunch cashew-brazilnut butter crunch candy to be included in Ben & Jerry's Rainforest Crunch-Registered Trademark- flavor ice cream for an aggregate purchase price of approximately $800,000 from Community Products, Inc., a company of which Messrs. Cohen and Furman were the principal shareholders and directors. The candy was purchased from Community Products, Inc., at competitive prices and on standard terms and conditions. Community Products, Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code in early 1997, its business was sold and the matter (and related litigation) has been settled in U.S. Bankruptcy Court. Ben & Jerry's located an alternative supplier for cashew-brazilnut butter crunch and no purchases were made in 1998 (or thereafter) from Community Products, Inc. The termination of Ben & Jerry's relationship with Community Products, Inc. had no material effect on the Company's business.

    In 1997, the Company paid a $60,000 fee to the Kaleel Jamison Consulting Group, Inc. for its role in the Company's hiring of Mr. Richard Doran, Senior Director of Human Resources. Mr. Frederick A. Miller, a Director of the Company is President of Kaleel Jamison Consulting Group, Inc. Prior to joining the Company, Mr. Doran was an employee of Kaleel Jamison Consulting Group, Inc.

    In 1999, the Company paid $92,000 to Ms. Jennifer Henderson for services as a consultant in connection with service as a member of the Board of Directors.

                               PERFORMANCE GRAPH

    The following graph presents a comparison of the cumulative shareholder return on the Company Common Stock for the five-year period beginning January 1, 1995, and ending December 31, 1999, as measured against (i) the Standard & Poor's Foods Index and (ii) the NASDAQ Stock Market Index.

    The returns shown assume that $100 was invested in the Company Common Stock and in each of the two indices starting on January 1, 1995. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past performance is no guarantee of future results.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

TOTAL SHAREHOLDER RETURNS

          BEN & JERRY'S
           HOMEMDE -CL A  S&P FOODS INDEX  NASDAQ
12/31/94             100              100     100
3/31/95           125.00           103.39  108.95
6/30/95           144.74           112.73  124.62
9/30/95           197.37           117.35  139.63
12/31/95          155.26           127.56  141.33
3/31/96           173.68           129.49  147.95
6/30/96           178.95           132.60  160.01
9/30/96           132.89           144.83  165.70
12/31/96          114.47           151.13  173.89
3/31/97           135.53           162.81  164.46
6/30/97           144.74           185.43  194.59
9/30/97           135.53           193.09  227.52
12/31/97          163.16           216.61  213.07
3/31/98           190.79           231.39  249.36
6/30/98           203.95           233.04  256.21
9/30/98           156.58           205.02  231.37
12/31/98          235.53           234.41  300.25
3/31/99           294.74           202.13  335.86
6/30/99           292.11           210.52  367.47
9/30/99           180.93           197.15  375.85
12/25/99          261.84           185.85  528.92